

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 2, 2008

Mr. John G. Sznewajs
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

> **RE:** **Masco Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 22, 2008**
> **File #1-5894**

Dear Mr. Sznewajs:

We have reviewed your response letter dated November 19, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended September 30, 2008

Notes to Condensed Consolidated Financial Statements
Note E., page 10

1. We note your response to our prior comment five. Please supplementally provide us a list of your operating segments and clarify if you have any components that have been aggregated into reporting units. If components have been aggregated, please also provide us with a detailed explanation regarding how you determined that aggregation was appropriate. Reference paragraph 30 of FAS 142.

   In addition, in the interest of providing readers with better insight into management's judgments in accounting for goodwill, please revise future filings to include the following information:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. In this regard, we believe that it would be useful to a reader to understand how you have incorporated market declines into your five-year forecasts.
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us you intentions with regard to this matter.

<u>Note G., page 10</u>

2. We note your response to our prior comment six. We further note that the impairment indicators you consider include a significant adverse change in the economic environment and a significant adverse change in the general market condition in which the investment operates. Given the significant general market declines that existed at September 30, 2008, it remains unclear to us how you concluded at this date that no impairment indicators existed. Please explain further.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant